

January 9, 2013

Via E-mail
Mr. Paul D. Warenski, Esq.
General Counsel
ServiceSource International, Inc.
634 Second Street
San Francisco, California 94107

> **Re: ServiceSource International, Inc.**
> **Amendment No. 1 to Tender Offer Statement on Schedule TO-I**
> **Filed on January 8, 2013**
> **File No. 005-86636**

Dear Mr. Warenski:

We have reviewed your amended filing and have the following comment.

General

1.   We note your response to prior comment 1. Without necessarily agreeing with your analysis under Rule 14e-1(b), the staff has determined not to undertake any further review of this issue at this time.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Tony Jeffries, Esq.
        Wilson Sonsini Goodrich & Rosati Professional Corporation